Citigroup Center 153 East 53rd Street New York, New York 10022-4611

David D. McCusker To Call Writer Directly: 212 446-4734 dmccusker@kirkland.com	212 446-4800 www.kirkland.com	Facsimile: 212 446-4900 Dir. Fax: (212) 446-4900
December 19, 2005

VIA EDGAR AND FACSIMILE

Mr. William Choi

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Lazy Days’ R.V. Center, Inc.

10-K for the Fiscal Year Ended December 31, 2004

File No. 333-118185

Dear Mr. Choi:

On behalf of Lazy Days’ R.V. Center, Inc. (the “Company”), I am writing you in reference to your letter to Charles L. Thibault dated December, 9 2005. Your letter set forth comments to the Company’s financial statements and related disclosures on its Form 10-K for the fiscal year ended December 31, 2004 and Form 10-Q for the quarterly period ended September 30, 2005.

In your letter you requested that the Company provide a response within 10 business days of such letter, i.e., December 23, 2005. The Company, together with its auditors is working diligently to prepare a response to your comments. However, because certain of the comments requested detailed historical information and other entity specific balance sheet information and amendments to each of our Forms 10-Q for the quarterly periods ended June 30, 2005, March 31, 2005, September 30, 2005 and Form 10-K for the year ended December 31, 2004, the Company does not believe it will be able to provide you with a complete response on or prior to December 23, 2005.

Accordingly, the Company respectfully requests an extension of 25 additional business days (excluding Christmas, Martin Luther King Day, and New Years holidays) from December 23, 2005, i.e., until February 1, 2006 to deliver its response to your comment letter. Please let us know as soon as possible if our request has been denied for any reason.

If you have any questions related to this letter, please contact me at (212) 446-4734.

Sincerely,

/s/ David D. McCusker
David D. McCusker
cc:	Charles L. Thibault

Joshua N. Korff